601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

October 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman, Martin James, Erin Donahue and Erin Purnell

Re:	Birkenstock Holding Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed October 2, 2023

File No. 333-274483

Ladies and Gentlemen:

This letter sets forth the responses of Birkenstock Holding plc (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 3, 2023 with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth our response to the comment immediately below such comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment, and the Company is concurrently publicly filing Amendment No. 3 to the Registration Statement on Form F-1 (the “Amendment No. 3”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Registration Statement on Form F-1 filed October 2, 2023

Capitalization, page 78

1.

Staff’s comment: Revise the adjusted column of the table to remove your cash and cash equivalents of €289,609 from the amount currently presented as “Total shareholders’ equity and indebtedness”. Further, please revise to title the caption “total capitalization”.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission

October 4, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 of Amendment No. 3 accordingly.

Securities and Exchange Commission

October 4, 2023

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Ross M. Leff of Kirkland & Ellis LLP by telephone at 212-446-4947 or by email at ross.leff@kirkland.com.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

Via E-mail:

cc:	Oliver Reichert, Chief Executive Officer

Dr. Erik Massmann, Chief Financial Officer

Christian Heesch, Chief Legal Officer

Birkenstock Holding Limited

Joshua N. Korff

Zoey Hitzert

Kirkland & Ellis LLP

Marc D. Jaffe

Ian D. Shuman

Adam J. Gelardi

Latham & Watkins LLP